

MAIL STOP 4561

June 8, 2007

Moshe Bar-Niv, Chairman
Advanced Technology Acquisition Corp.
14 A Achimeir Street
Ramat Gan 52587 Israel

> **Re:** **Advanced Technology Acquisition Corp.**
> **Supplemental Response**
> **Amendment No. 5 to Registration Statement on**
> **Form S-1**
> **File No. 333-137863**
> **Filed June 5, 2007**

Dear Mr. Bar-Niv:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one of our letter dated May 31, 2007. Your previous response was a detailed explanation as to how shareholders who convert could receive more than the current offering price. Please revise to provide similar detail.

2. We note your response to comment two of our letter dated May 31, 2007. Our previous comment meant to seek clarification as to whether shareholders who desired conversion could attend and vote "at" the meeting since they had to

remit their shares prior to the meeting. Your proposed disclosure is still not clear as to this process. You disclose that there are "other procedures" that you may reasonably establish. Please revise to clarify if those "other procedures" could present hurdles for shareholders wishing to convert their shares. Please revise to define the term "promptly" as it is used to define when shareholders have to tender their certificates. Also, please reconcile the disclosure that shareholders have to confirm that they will hold the shares until the closing of the business combination and the disclosure that if the business combination is not completed they will have their shares returned. Clarify how you would come into possession of the share certificates if they are held by shareholders until closing.

3.   In connection with the preceding comment, we also note the disclosure that "no later than the stockholder meeting, the written instruction stating that the stockholder wishes to convert his or her shares …" Please revise to clarify if that means you will not provide for conversion election on the proxy card you will send out to solicit votes.

4.   We note your response to comment three of our letter dated May 31, 2007. We also note that the amount of securities to be issued privately has changed since you filed the initial registration statement. In addition, we note the disclosure that:

> "The initial stockholders will fund the remainder of the purchase price … by … borrowing funds or otherwise financing such transactions. In the event that any initial shareholder elects to borrow additional funds from third parties to purchase their share of the remaining founder shares .…"

Please explain the reference to "founder shares." In addition, please disclose the principal terms of other borrowings or financing that any of the initial shareholders have entered into or are likely to enter into with third parties and file such agreements as exhibits. Please disclose whether such loans or financing will be secured by a pledge of the securities or if the terms of the agreement will include transfers of the securities to a third parties to satisfy the loans. As this is a private placement that is taking place during a period of general solicitation, please revise to clarify, as applicable, how these third parties or non-founders are able to participate in this private placement by making loans or financing arrangements to founders for their purchase.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Yuval Tal
        Fax: (212) 969-2900